Contact

www.linkedin.com/in/zak-cosman-b241b444 (LinkedIn)

Top Skills

Strategy
Sales
Retail

Zak Cosman

Vice President at SALT XC
United States

Experience

SALT XC

Vice President
March 2020 - Present (2 years 3 months)
Los Angeles, California, United States

Mosaic North America

11 years

Senior Director, Client Services
February 2017 - February 2019 (2 years 1 month)

Director, AB-InBev Marketing
May 2015 - February 2017 (1 year 10 months)
North america

Oversaw Mosaic's largest client (Anheuser Busch InBev), building and executing strategic experiential & trade marketing campaigns

Senior Account Manager
February 2013 - April 2015 (2 years 3 months)
Toronto, Canada Area

Led experiential marketing activation for Stella Artois and Corona

Account Manager
September 2010 - February 2013 (2 years 6 months)
Toronto, Canada Area

Led experiential marketing activation for Budweiser

Field Manager
May 2009 - August 2010 (1 year 4 months)

Coordinator
March 2008 - April 2009 (1 year 2 months)
Toronto, Canada Area

Labatt Breweries of Canada

Summer Sales Representative (FT summer internship)
May 2007 - September 2007 (5 months)

Winnipeg Goldeyes Baseball Club
Group Sales Coordinator (FT summer internship)
April 2006 - August 2006 (5 months)

Education

University of Manitoba - Asper School of Business

Bachelor of Commerce, Marketing & Management of Organizations · (2003 - 2008)